UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

R.G. Barry Corporation

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068798107	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,093,189
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,093,189
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 068798107	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,093,189
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,093,189
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 068798107	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,093,189
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,093,189
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	13D	Page 5 of 7 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,093,189
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,093,189
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,093,189
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 068798107	Page 6 of 7 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the common stock, par value $1 per share (the “Common Stock”), of R.G. Barry Corporation, an Ohio corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Initial Reporting Persons”) on February 18, 2011 (the “Schedule 13D”), as amended and restated by the Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Initial Reporting Persons, Mill Road Capital II, L.P. (“Fund II”) and Mill Road Capital II GP LLC (“GP II”) on August 29, 2012, as amended by the Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by Messrs. Lynch and Scharfman, Fund II and GP II (collectively, the “Second Reporting Persons”) on September 11, 2013, and as amended by the Amendment No. 3 (“Amendment No. 3”) on Schedule 13D with respect to the Common Stock filed by the Second Reporting Persons on September 13, 2013 (such joint statement, as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows.

1.	Item 4 of the Schedule 13D is amended by inserting the following paragraph after its second paragraph:

‘On September 30, 2013, the Issuer sent a letter to the Management Company, which is attached as Exhibit 99.1 to the current report on Form 8-K filed by the Issuer on October 1, 2013, requesting information regarding the sources of financing for, and the timing and likelihood of consummation of, the proposed acquisition by the Management Company and its affiliated funds of all shares of the Common Stock at a cash price of $20.00 per share. On October 2, 2013, the Management Company provided the requested information by sending the letter attached hereto as Exhibit 5 to the Chairman of the Issuer’s Board of Directors.’

2.	All of the share numbers reported on the cover pages to the Schedule 13D are as of October 2, 2013. All of the share numbers reported in paragraphs (a) and (b) of Item 5 of Amendment No. 3 remain true and correct as of October 2, 2013.

3.	Paragraph (c) of Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

‘(c) No Reporting Person has effected any transaction in shares of the Common Stock from September 14, 2013 (the day after the filing of Amendment No. 3) to October 2, 2013.’

4.	Item 7 of the Schedule 13D is amended and restated by adding the following paragraph at its end:

‘Exhibit 5 Letter from Mill Road Capital Management LLC to Gordon Zacks, Chairman of the Board of Directors of R.G. Barry Corporation, dated October 2, 2013.’

5.	Except as amended hereby, the Schedule 13D remains in full force and effect.

CUSIP No. 068798107	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 2, 2013

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman